March 13, 2018

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

202.551.6961

Re:	The Taiwan Fund, Inc. (“Registrant”)

(File No. 811-04893)

Dear Mr. Grzeskiewicz:

This letter is written in response to the comments that you provided on March 8, 2018 regarding the preliminary proxy statement (“Proxy Statement”) for the above-referenced Registrant, which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on March 1, 2018. The comments of the SEC Staff and the Registrant’s responses are listed below:

1. Comment: Regarding Proposal 2 of the Proxy Statement, describe the potential risks to the Fund if stockholders agree to amend the Fund’s by-laws to remove a fundamental policy that restricts the Fund from investing more than 10% of the Fund’s total assets (taken at current value) in a single issuer. Also describe the Board’s rational for concluding that these potential risks are outweighed by removing the restriction from investing more than 10% of the Fund’s total assets (taken at current value) in a single issuer.

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

The Board also considered the potential for increased risk in the Fund if the Fund invests in excess of 10% of total assets (taken at current value) in a single issuer, which include the potential for a less diverse portfolio of investments and individual risks being reflected to a greater extent. The Board concluded that the potential for improved performance by the Fund’s portfolio from permitting the Adviser to invest a greater amount in certain issuers that it has high conviction in outweighs the potential increase in risk of a less diverse portfolio. The Board also noted that it will continue to monitor these risks like it does with other potential risks to the Fund.

2. Comment: Consider disclosing immediately after each of Proposal 2 and Proposal 3 of the Proxy Statement the potential effect of the proposed change to the Fund’s by-laws.

Response: The Registrant includes in Appendix A of the Proxy Statement how each Proposal would affect the Fund’s by-laws. The Registrant feels that its disclosure is clear and adequate and respectfully declines to make this change.

3. Comment: Regarding Proposal 2 of the Proxy Statement, describe the Board’s rationale for removing the restriction that the Fund may not invest more than 25% of its total assets in obligations of the government of the Republic of China, its agencies or instrumentalities. Also describe the potential risks to the Fund if it invests more than 25% of its total assets in obligations of the government of the Republic of China, its agencies or instrumentalities.

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

Section 13.1 The Corporation will not purchase any security (other than obligations of the U.S. government, its agencies or instrumentalities) if as a result: (i) as to 75% of the Corporation’s total assets, more than 5% of the Corporation’s total assets (taken at current value) would then be invested in securities of a single issuer, (ii) ~~as to the remaining 25% of the Corporation’s total assets, more than 10% of the Corporation’s total assets (taken at current value) would then be invested in securities of a single issuer (except that the Corporation may invest not~~ more than 25% of its total assets would be invested in obligations of the government of the Republic of China, its agencies or instrumentalities), (iii) more than 10% of the voting equity securities (at the time of such purchase) of any one issuer would be owned by the Corporation, and (iv) more than 25% of ~~the Corporation’s~~ its total assets (taken at current value) would be invested in a single industry, except that the Corporation shall invest more than 25% of its total assets (taken at current value) in the semi-conductor industry.

[Proposed deletions in ~~strikethrough,~~ proposed additions in bold.]

4. Comment: Regarding Proposal 3 of the Proxy Statement, disclose what action, if any, the Fund intends to take in the event that the semi-conductor industry falls below 25% of the Fund’s benchmark index, including whether, in such a situation, the Fund would seek stockholder approval to concentrate in a different industry or not concentrate in any industry.

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

The Board also discussed with the Adviser the fact that if the Fund amends one of its fundamental policies to require the Fund invest in excess of 25% of its total assets in the semi-conductor industry, and thereby becomes “concentrated” in that industry, it must continue to do so unless stockholders approve removal of that amendment. The Adviser advised the Board that it believes that the semiconductor industry is likely to remain one of the larger components of the investment universe of the Fund for the foreseeable future. Should the semi-conductor industry cease to represent more than 25% of the investment universe of the Fund, the Fund reserves the right to propose to stockholders that the Fund no longer be required to invest more than 25% of its total assets in the semi-conductor industry.

If you have any further comments or questions, please contact me at (617) 662-1504.

Sincerely,

/s/ Brian F. Link
Brian F. Link
Secretary
The Taiwan Fund, Inc.

Cc: Leonard Mackey, Esq. – Clifford Chance US LLP